Via Edgar

December 13, 2024

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:	GIVBUX, INC.
Amendment 2 to Form 10-12G
Filed October 29, 2024
File No. 000-52142

To Whom it May Concern:

We note the receipt by GivBux, Inc. (the “Company”), a Nevada corporation, of the comment letter (the “Comment Letter”) dated November 20, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-12G (the “Form 10/A-1”) filed on or about September 12, 2024. On behalf of the Company, we hereby provide the responses set forth below to the comments in the Comment Letter. In addition we have prepared a second amendment to the Form 10-12G (the “Form 10/A-2”) which is referenced through the responses hereunder.

Amendment No. 2 to Registration Statement on Form 10-12G Filed October 29, 2024

Item 1. Business

General Background of the Company, page 4

We note your amended disclosure in response to prior comment 1. Please revise to address the following:

● Revise to define the activities that your app tracks, including “Black Card activity, Gas Card activity, Rewards, Earned, GivBux purchased/received, GivBux donation rewards as well as donations sent, GivBux history and transfer history.”

RESPONSE

The GivBux App tracks all of the users activities of purchases, Black Card purchases, Gas Card Purchases, Rewards earned, Invitations sent, Purchases of GivBux, Historical transfers to other users of GivBux, Historical transactions of GivBux received, donations sent on a user’s behalf as well as account balances.

● Please revise your statement that “[i]n the next quarter (4th qtr 2024) there will be a greater focus on recruiting more local Merchants which will increase the buying selection of our users and decrease our dependence on National Brands,” to reflect current information.

Revised

● Elaborate further on the effects that the regulations you have identified have had or will have on your business.

Revised

● With respect to your number of Users, Merchants, and Charities, please confirm that such numbers reflect current Users, Merchants and Charities as of such date, and do not include any Users, Merchants and Charities that are no longer active.

The number of users and merchants are current as per our records.

● Elaborate on the status of your beta testing.

As stated we are currently in a Beta Testing phase as we are preparing for a full rollout. The total system is being tested by the sales associate team in order to work out any bugs. This includes the registration of new associates, transferring of funds from users bank accounts to the GivBux app, payment and calculation of commissions along with improvements to the onboarding of independent retailers.

● We note that a portion of the marketing fee paid to you by retail merchants is returned to Network Marketers and that Merchants can earn passive income from User’s purchase. Please revise to disclose the percentage breakdown of the marketing fees earned, the percentage returned to Network Marketers, the percentage returned to you, the amount that Merchants earn from user purchases, and the manner in which such amounts are earned from User purchases.

GivBux receives marketing fees from participating merchants and shares these revenues with the users. Approximately 70% of these fees are returned to GivBux users and Affiliates. The company retains 30% to cover its expenses. GivBux Associates also receive the same commission levels on the subscription fees of 149.95$ and monthly fees of $29.95 The company distributes the 70% of commissions down 7 levels.

● Revise to disclose the types of rewards that Users may allocate to charities, and the amount of rewards that Users must allocate to charities. Also clarify that Users must choose among the charities with which you have partnered, as opposed to “a[ny] charity of their choice.”

Charities- In order to receive GivBux rewards, a user must choose a charity and a percentage of how much of their GivBux rewards will go to the selected charity. The percentage can range from 1-100% and it is the user’s discretion. GivBux offers a variety of charities to choose from and there is a registration process in place for any additional registered charities that want to join our organization. The charities receive their donations in cash. Should a charity sign up GivBux members then they would also be eligible to receive GivBux rewards like any user.

● Revise to discuss the initial and monthly fees paid by GivBux Associates to you, and the commissions earned by GivBux Associates.

The initial fee for a GivBux Associate is a one time fee of $149.95 along with a monthly subscription fee of $29.95. GivBux Associates receive commissions from recruiting other Associates and local merchants. They will also receive commissions from advertising revenue which they will generate as soon as this program is put in place. Approximately 70% of the fees are paid back to the Associates and distributed up to a maximum of 7 levels

● Define National Brands and Network Marketers.

National Brands are defined as retailers who have been brought to us by our third party aggregator and they usually have a larger footprint across the country versus a local more regional merchant.

Network marketers are our GivBux Associates building a Network of users and other associates

● Clarify how users “benefit from recruiting new members to download and use the

App.”

They will generate passive income when others use the App to purchase everyday products

● Revise the apparent discrepancy between the disclosure of 273 retailers and 258 merchants that accept GivBux.

Revised

2-We note your amended disclosure in response to prior comment 2. Please revise to provide a definition of “Users,” as the definition that you provided discusses the functionality of your application. Additionally, please revise the chart to include GivBux Associates. Revise the chart to provide information as of a more recent date. Finally, please provide the dollar volume of transactions among Users, Merchants, Charities, and GivBux Associates during your last fiscal year and for the period ended September 30, 2024. Clarify whether you enter into written agreements with your Users, Merchants, Charities and/or GivBux Associates.

Revised

3-We note your amended disclosure in response to prior comment 3. Please revise to name and define the “third party aggregator” and explain in further detail how they assist you in negotiating the acceptance of GivBux with retailers. Please summarize the agreement with the third party aggregator and file such agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.

RESPONSE

We use a third party aggregator who acts a liaison between payment providers and merchants. They act as a payment processor by collecting the monies spent by the users at the merchants, collecting GiVBux’s portion and then paying the merchant in 24-48 hours. They have a marketing relations group which has been able to get GivBux accepted by their National Brand customers

Note: Due to confidentiality agreements (NDA) and competition concerns we are not at liberty to identify this third party.

4. With respect to Exhibit 4.28, please explain the repeat vendors that appear on the list, for example, “Spotify (1 month), Spotify (3 month), Spotify (6 month)” and revise as

RESPONSE

We did notice that Spotify and X-Box were each listed 3X and these represent specific products from these retailers. We will decrease the number of vendors to 268

Risk Factors, page 8

We note your response and amended disclosure in response to prior comment 5 and we reissue it. Please revise the entire risk factor section to accurately reflect the current conditions that make an investment risky. In this light, we note a number of risks that appear inapplicable or require additional supporting detail and more fulsome discussion, including:

● your growth and expectations for “significant growth in the near future”;

● the amount of revenue and cash inflows derived from your platform;

● statements regarding the level of success in prior periods, including that you have “grown significantly in recent periods”;

● the size and demographic of your current customer base;

● the current status of your product offering(s);

● the status and terms of any current or prior subscription contracts sold given your assertion that you generate revenue from such contracts;

● references to business combinations, asset acquisitions, and a revolving credit facility; and

● references to any operations in or business with the restaurant industry. Refer to Item 105 of Regulation S-K. We also note your amended disclosure in the middle of page 8. Please revise to clarify, if true, that an increase in the number of Users, GivBux Associates, and retailers does not necessarily mean that there will be an increase in revenue generated. With respect to revenue for the period ended September 30, 2024, please revise to provide appropriate context for investors, including the expected expenses and net loss or income for the same period. Additionally, please clarify the time period against which you are measuring such growth

RESPONSE

We have made the revisions

Risks regarding Notes Payable and Convertible Notes Payable, page 12

6. We note your amended disclosure in response to prior comment 7. Please revise your risk factor to quantify:

● the total amounts due on the notes, including the total due on demand, and the dates on which they are due;

● total cash available; and

● the number of shares that may be issued in connection with the convertible notes payable as compared to the total number of shares currently outstanding.

RESPONSE

Revisions done

Financing requirements to fund operations..., page 14

7. We note your amended disclosure in response to prior comment 9. Please revise your risk factor disclosure to state the risks to the company and investors if you do not secure adequate financing. Summarize the material details of the $400,000 worth of convertible notes that are due, including who holds such notes, the date they were issued, the specific terms of the notes, redemption rights, etc. To the extent that there is any current agreement with management to continue paying accounting and other professional fees and other miscellaneous expenses, disclose the material terms of such agreements for future funding and file such agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K. If there are no such agreements, please say so.

Revisions done

Description of GivBux Super App Payment Process, page 43

We note your response to prior comment 11. Please revise to disclose that your agreement with respect to the Mastercard is with a third party aggregator, and not directly with Mastercard. Revise to name the third party aggregator, summarize the material terms of the agreement and file the agreement as an exhibit. To the extent appropriate, consider redacting information from the agreement per Item 601(b)(10)(iv) of Regulation S-K or Rule 83.

RESPONSE

We have revised our statement to reflect that this product is with a third party aggregator. Again, due to confidentiality agreement and concerns regarding competition we will not divulge the identity of the third party.

GivBux Business Description, page 43

9. We note your revised disclosure in response to prior comment 12. Please revise the Management’s Discussion and Analysis of Financial Condition and Results of Operations to discuss your current revenue streams in the context of your results. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 43

RESPONSE

This has been revised

10. We note your response to prior comment 13. Please revise your disclosure to state that the shares have been issued and the consideration received therefor.

RESPONSE

This has been done

Results of Operations, page 45

11. We note your revisions in response to prior comment 14. Please revise to disclose how you generated revenues for each of the periods discussed.

We feel this has been covered in the management discussions

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 53 12. We note your response to prior comment 16 and reissue it. Please revise to update as of the most recent practicable date.

Item 7. Certain Relationships and Related Transactions, page 57

13. We note your amended disclosure in response to prior comment 17 and we reissue it. Please revise to include the information required by Item 404 of Regulation S-K. For example, name each of the related parties involved in the transactions, including the names of the entities from which the company borrowed money in 2023, the entity owned by Kenyatto Jones to which the company currently owes note payable and interest, and the related party to which $3,275 was due to as of December 31, 2023. Update this section so that it provides the required disclosure as of the date of the filing.

RESPONSE

Revised

Signatures, page 75

We note that the Signatures section signed by your CEO, Umesh Singh, is dated September 12, 2024, even though this amendment was filed on October 29, 2024. We also note your correspondence filed in advance of this amendment on October 25, 2024, which stated that Umesh Singh would be unavailable to sign any documents. Please advise whether any company representative was authorized to file this amendment at the time it was filed in accordance with the requirements of Form 10. Additionally, please revise to describe the actions taken in accordance with your organizational documents, if any, to appoint another person to serve as interim CEO or otherwise. Finally, we note your response to prior comment 18 that you wish to continue under the obligations of a reporting company and wish to incur the obligations of being subject to the Exchange Act of 1934. However, we note that you have not filed a Form 8-K in connection with Umesh Singh’s absence. File any such required reports. Refer to Items 5.01 and 5.02 of Form 8-K.

RESPONSE

Mr Singh took a brief absence for medical reasons which we feel should remain confidential. He is back in a full capacity and we did not file a form 8-k as we knew this was a temporsry situation.

Sincerely,

/s/ Umesh Singh
Umesh Singh,
President.